Exhibit 99.1

PRESS RELEASE

ERYTECH Provides Business Update and

Reports Cash Balance at End of Q1 2020

Conference call and webcast on Thursday, May 7

at 2:30 pm CET/8:30 am ET

◾	TRYbeCA-1 Phase 3 Trial:
✓	More than 75% of the planned ~500 patients enrolled
✓	Fast-Drack designation granted by U.S. FDA
✓	Trial to continue as planned after third independent safety review
✓	Interim superiority analysis expected around year-end and final analysis in 2H of 2021
◾	Cash position of € 58.6 million ($64.6 million) at the end of the first quarter 2020

Lyon (France) and Cambridge, MA (U.S.), May 6, 2020 – ERYTECH Pharma (Nasdaq & Euronext: ERYP), a clinical-stage biopharmaceutical company developing innovative therapies by encapsulating therapeutic drug substances inside red blood cells, today provided a business and financial update

“Our focus during the past several weeks of the COVID-19 pandemic has been to continue our clinical operations and preserving study integrity while ensuring the health of our employees, the patients and the medical professionals involved in our clinical programs.” said Gil Beyen, CEO of ERYTECH Pharma. “We are succeeding in ensuring patients’ continued access to treatment and appropriate follow-up, and are continuing to enroll new patients in the trials, be it at a slower pace than before the pandemic. With more than 75% of patients enrolled in the TRYbeCA-1 Phase 3 trial and based on the event rate observed thus far, we expect to report the results of the interim superiority analysis around year-end of 2020 and the final result in the second half of 2021. The FDA’s Fast Track designation for eryapase underscores the high unmet medical need eryaspase is addressing.”

Business Highlights

◾

TRYbeCA-1, the pivotal Phase 3 clinical trial evaluating ERYTECH’s lead product candidate, eryaspase, in second-line metastatic pancreatic cancer, has randomized more than 75% of the approximately 500 patients to be enrolled in the trial. In March 2020, the independent data monitoring committee (IDMC) reviewed the safety data of the first 320 patients enrolled and treated in the trial. In line with the two earlier safety reviews, no safety issues were identified and the IDMC recommended to continue the trial as planned. The Company has put measures in place to facilitate trial conduct during the COVID pandemic and is expecting to complete enrollment in the fourth quarter of 2020. The interim superiority analysis, to be conducted by the IDMC when two-thirds of the events have occurred, is currently expected to take place around year-end 2020. Since the interim analysis will not include a test for futility, there will be two possible outcomes: (1) the trial will either continue toward a final analysis, expected in the second half of 2021, or (2) will be stopped for superiority; if the primary endpoint is met by demonstrating a significant improvement in overall survival (OS).

◾

A Phase 1 investigator-sponsored trial evaluating the safety of eryaspase in combination with FOLFIRINOX as a first-line treatment for metastatic pancreatic cancer, is being readied for launch. Georgetown Lombardi Comprehensive Cancer Center, the sponsor of the trial, received the clearance of their Investigational New Drug application (IND) from the U.S. Food and Drug Administration. Enrollment of the first patient in the trial is expected in the second half of 2020.

◾

TRYbeCA-2, the Company’s randomized, open-label Phase 2 clinical trial in first-line triple-negative breast cancer (TNBC), is enrolling patients in three countries in Europe (Spain, Belgium, and Hungary). Target enrollment is approximately 64 patients and the primary endpoint is objective response rate. Results of the trial are expected in 2021.

◾

A Phase 2 investigator-sponsored trial sponsored by the Nordic Organization of Pediatric Hematology and Oncology (NOPHO), is approaching the enrollment target of 50 patients to be treated in the trial. The trial is evaluating the safety and efficacy of eryaspase in patients with acute lymphoblastic leukemia (ALL) who developed hypersensitivity to pegylated asparaginase at 22 clinical sites in the Nordic and Baltic countries of Europe. The Company expects that an interim update on this trial will be available in the second quarter and final results by the end of this year.

Update on Q1 2020 Cash position

◾

As of March 31, 2020, ERYTECH had cash and cash equivalents totaling €58.6 million (approximately $64.6 million), compared with €73.2 million on December 31, 2019. The €14.6 million decrease in cash position in the first quarter 2020 was the result of a €15.3 million net cash utilization and was mostly comprised of a €16.7 million net cash utilization in operating activities, €1.1 million used for investing activities and €2.4 million generated in financing activities, while the variation in the period of the U.S. dollar against the euro led to a €0.7 million favorable currency exchange impact.

◾

The €14.6 million decrease in cash position in the first quarter of 2020 was in line with the Company’s operating plan. While closely monitoring the budget impact of the COVID-19 pandemic on its operations, the Company confirms its earlier guidance on sufficient cash position to fund operations into the first quarter of 2021.

◾	Due to the COVID-19-related challenges in terms of compiling and auditing full financial information, the P&L highlights for the first quarter 2020 will be provided at a later time.

Key News Flow and Milestones Expected Over the Next 12 Months

◾	Interim (superiority) analysis in TRYbeCA-1, the Phase 3 clinical trial in second-line metastatic pancreatic cancer (YE 2020)

◾	Complete enrollment and interim update on Phase 2 investigator-sponsored NOPHO trial in second-line acute lymphoblastic leukemia (Q2 2020); final results (Q4 2020)

◾	Initiation of a Phase 1 investigator-sponsored trial in first-line metastatic pancreatic cancer (2H 2020)

Conference Call Details

ERYTECH management will hold a conference call and webcast on Thursday May 7, 2020 at 02:30pm CEST / 08:30am ET on the business and financial highlights for the quarter ended March 31, 2020. Gil Beyen, CEO, Eric Soyer, CFO/COO, and Iman El-Hariry, CMO, will deliver a brief presentation, followed by a Q&A session.

The call is accessible via the below teleconferencing numbers, followed by the Conference ID#: 9688486#

USA/Canada: +1 (833) 818-6807	France: +33 1 70 80 71 53
International Dial-In Number: +1 (409) 350-3501	United-Kingdom: +44 2031070289

The webcast can be followed live online via the link: https://edge.media-server.com/mmc/p/ub95wf2d

An archived replay of the call will be available for 7 days by dialing + 1 855 859 2056, Conference ID: 9688486#. An archive of the webcast will be available on ERYTECH’s website, under the “Investors” section at investors.erytech.com

Financial Calendar

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Business Update and Financial Highlights for the 2nd Quarter of 2020: September 21, 2020 (after U.S. market close), followed by a conference call and webcast on September 22, 2020 (2:30pm CET/8:30am ET)

◾	Business Update and Financial Highlights for the 3rd Quarter of 2020: November 5, 2020 (after U.S. market close), followed by a conference call and webcast on November 6, 2020 (2:30pm CET/8:30am ET)

About TRYbeCA-1

TRYbeCA-1 is a randomized, controlled Phase 3 clinical trial evaluating eryaspase in second-line metastatic pancreatic cancer. The trial is planned to enroll approximately 500 patients at approximately 100 clinical sites in Europe and the United States. Eligible patients are randomized 1-to-1 to receive eryaspase in combination with standard chemotherapy (gemcitabine/nab-paclitaxel or an irinotecan-based regimen) or chemotherapy alone. The primary endpoint of TRYbeCA-1 is overall survival. An interim superiority analysis will be conducted when approximately two-thirds of the events will have occurred.

About ERYTECH and eryaspase

ERYTECH is a clinical-stage biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS® platform, which uses a novel technology to encapsulate drug substances inside red blood cells, ERYTECH is developing a pipeline of product candidates for patients with high unmet medical needs. ERYTECH’s primary focus is on the development of product candidates that target the altered metabolism of cancer cells by depriving them of amino acids necessary for their growth and survival.

The Company’s lead product candidate, eryaspase, which consists of L-asparaginase encapsulated inside donor-derived red blood cells, targets the cancer cell’s altered asparagine and glutamine metabolism. Eryaspase is in Phase 3 clinical development for the treatment of second-line pancreatic cancer and in Phase 2 for the treatment of first-line triple-negative breast cancer. An investigator-sponsored Phase 2 study in second-line acute lymphoblastic leukemia is ongoing in the Nordic countries of Europe.

ERYTECH produces its product candidates for treatment of patients in Europe at its GMP-approved manufacturing site in Lyon, France, and for patients in the United States at its GMP manufacturing site in Princeton, New Jersey, USA.

ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.

For more information, please visit www.erytech.com

Forward-looking information

This press release contains forward-looking statements including but not limited to statements with respect to the clinical development plans of eryaspase; the potential indications for and benefits of eryaspase; statements relating to the TRYbeCA-1 clinical trial, including the timeline for patient enrollment as well as expected timing of the availability of results and interim superiority analysis; potential impacts on the Company’s clinical trials, including TRYbeCA-1 clinical trial, due to the coronavirus (COVID-19) pandemic such as delays in regulatory review, manufacturing and supply chain interruptions; and the overall impact of the COVID-19 pandemic on the global healthcare system as well as the Company’s business, financial condition and results of operations. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond ERYTECH’s control. There can be no guarantees with respect to pipeline product candidates that the candidates will receive the necessary regulatory approvals or that they will prove to be commercially successful. Therefore, actual results and timeline may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Further description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers (AMF), the Company’s Securities and Exchange Commission (SEC) filings and reports, including in the Company’s 2019 Document d’Enregistrement Universel filed with the AMF on March 18, 2020 and in the Company’s Annual Report on Form 20-F filed with the SEC on March 18, 2020 and future filings and reports by the Company. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. ERYTECH disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in ERYTECH’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law. In addition, the COVID-19 pandemic and the associated containment efforts have had a serious adverse impact on the economy, the severity and duration of which are uncertain. Government stabilization efforts will only partially mitigate the consequences. The extent and duration of the impact on the Company’s business and operations is highly uncertain, and that impact includes effects on its clinical trial operations and supply chain. Factors that will influence the impact on the Company’s business and operations include the duration and extent of the pandemic, the extent of imposed or recommended containment and mitigation measures, and the general economic consequences of the pandemic. The pandemic could have a material adverse impact on the Company’s business, operations and financial results for an extended period of time.

CONTACTS

ERYTECH	LifeSci Advisors, LLC	NewCap
Eric Soyer	Investor Relations	Mathilde Bohin /
CFO & COO	Corey Davis, Ph.D.	Louis-Victor Delouvrier
Investor relations
Nicolas Merigeau
Media relations

+33 4 78 74 44 38	+1 (212) 915 - 2577	+33 1 44 71 94 94
investors@ERYTECH.com	cdavis@lifesciadvisors.com	ERYTECH@newcap.eu

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